Exhibit 4.21
English Translation of
Memorandum for ITLamp M&A Payment Amendment

Party A: Pansoft (China) Company Limited
Party B: Yanming Xu (ID No.: 652801196310081652)

In accordance with the M&A Framework Agreement (hereinafter referred to as M&A Agreement) signed by Party
A, Party B, Wang Huiling and Gong Yulan on May 18, 2010, Party A shall not implement Article 1.2 unless the conditions specified in Article 1.2.1.1 of M&A Agreement are satisfied.

After Party A’s financial department and Party B verified the 2010 sales revenue of Beijing ITLamp Technology Co., Ltd. (hereinafter referred to as ITLamp) in line with Article 1.2.1.1 of M&A Agreement on Jan. 7, 2011, Party A and Party B reached consent on the following conclusions:

1. Article 1.2.1.1 of M&A Agreement has been satisfied.

2. Party B shall provide the income confirmation documents prior to Feb. 28, 2011 according to requirements of Party A’s financial department.

3. Party A agrees to implement Article 1.2 of M&A Agreement and to issue restricted shares by Pansoft Company Ltd. with total value of RMB13 million to Party B according to agreed terms.

4. According to Article 1.2.3 of M&A Agreement, the issue price is US$4.2535 for each share, with exchange rate of US$1 to RMB6.6227.

5. According to Article 1.2 of M&A Agreement, Party A shall issue a total of 461,490 directional restricted shares of Pansoft Company Ltd. to Party B according to agreed terms, and the restricted shares shall be unlocked according to Article 1.2.2.1 of M&A Agreement.

6. However, according to relevant regulations about holding shares of overseas listed companies by domestic natural persons, Party A cannot fully implement Article 1.2 of M&A Agreement, so Party A shall extend an apology to Party B through Party A’s attorney in writing.

Party A and Party B agree to make the following adjustments of Article 1.2 and Article 1.2.1.1 of M&A Agreement through friendly consultation:
a.
Party A shall deliver a partial cash and partial shares of Pansoft Company Ltd to Party B as the payment for the acquisition, with total value of RMB13 million as specified in Article 1.2 of M&A Agreement.

b.
Party A shall assist Party B with registration of an offshore company, as well as registration at relevant domestic authority, and setting up overseas its bank account and brokerage account. Party B shall bear the corresponding expenses.

c.
Party A shall arrange Pansoft Company Ltd to pay 100,000 restricted shares of Pansoft Company Ltd to the offshore company controlled by Party B within two months upon completion of relevant procedures of Party B’s offshore company. The value of 100,000 restricted shares (share price: US$4.2535; exchange rate: 6.6227) of Pansoft Company Ltd is RMB2,816,965.

d.
Party A shall pay cash of RMB 8,183,035 to Party B prior to Mar. 31, 2011, and Party A shall fulfill the obligations of withholding personal income tax and deduct Party B’s borrowing of RMB400,000, so Party A shall actually pay RMB 6,226,428 to Party B.

e.
The balance of RMB 2,000,000 will be paid to Party B late based on relevant conditions. If Party B resigns from ITLamp prior to Dec. 31, 2011, Party A is entitled to refuse to pay the balance of RMB 2,000,000. Otherwise, Party A shall pay the balance of RMB1,000,000 to Party B before Jan. 31, 2012. If Party B resigns from ITLamp prior to Dec. 31, 2012, Party A is entitled to refuse to pay the balance of RMB1,000,000. Otherwise, Party A shall pay the balance of RMB1,000,000 to Party B before Jan. 31, 2013.

7. Both parties shall solve other matters unspecified herein through friendly consultation.

8. This Agreement shall be signed after approval by Board of Directors of Pansoft Company Ltd.

Party A (signature and seal):   Hugh Wang
Party B (signature and seal):   Yanming Xu.

Date: January 2011